UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

JUMEI INTERNATIONAL HOLDING LIMITED

(Name of Issuer)

CLASS A ORDINARY SHARES

(Title of Class of Securities)

48138L107

(CUSIP Number)

c/o Nan Peng Shen

Suite 3613, 36/F, Two Pacific Place

88 Queensway Road, Hong Kong

(852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes &Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

November 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48138L107	SCHEDULE 13D	Page 2 of 11

1.	Names of Reporting Persons. SEQUOIA CAPITAL CHINA II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,516,290
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,516,290
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,516,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	The percentage is based upon 90,901,446 shares of the Company’s Class A Ordinary shares outstanding as of December 31, 2016, as reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2017.

CUSIP No. 48138L107	SCHEDULE 13D	Page 3 of 11

1.	Names of Reporting Persons. SEQUOIA CAPITAL CHINA PARTNERS FUND II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 440,990
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 440,990
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 440,990
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	The percentage is based upon 90,901,446 shares of the Company’s Class A Ordinary shares outstanding as of December 31, 2016, as reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Commission on May 1, 2017.

CUSIP No. 48138L107	SCHEDULE 13D	Page 4 of 11

1.	Names of Reporting Persons. SEQUOIA CAPITAL CHINA PRINCIPALS FUND II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,942,720
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,942,720
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,942,720
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	The percentage is based upon 90,901,446 shares of the Company’s Class A Ordinary shares outstanding as of December 31, 2016, as reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Commission on May 1, 2017.

CUSIP No. 48138L107	SCHEDULE 13D	Page 5 of 11

1.	Names of Reporting Persons. SEQUOIA CAPITAL CHINA MANAGEMENT II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,900,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,900,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,900,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.0%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	The percentage is based upon 90,901,446 shares of the Company’s Class A Ordinary shares outstanding as of December 31, 2016, as reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Commission on May 1, 2017.

CUSIP No. 48138L107	SCHEDULE 13D	Page 6 of 11

1.	Names of Reporting Persons. SC CHINA HOLDING LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,900,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,900,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,900,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.0%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]	The percentage is based upon 90,901,446 shares of the Company’s Class A Ordinary shares outstanding as of December 31, 2016, as reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Commission on May 1, 2017.

CUSIP No. 48138L107	SCHEDULE 13D	Page 7 of 11

1.	Names of Reporting Persons. SNP CHINA ENTERPRISES LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,900,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,900,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,900,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.0%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]	The percentage is based upon 90,901,446 shares of the Company’s Class A Ordinary shares outstanding as of December 31, 2016, as reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Commission on May 1, 2017.

CUSIP No. 48138L107	SCHEDULE 13D	Page 8 of 11

1.	Names of Reporting Persons. NAN PENG SHEN
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization HONG KONG SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 139,785
	8.	Shared Voting Power 20,900,000
	9.	Sole Dispositive Power 139,785
	10.	Shared Dispositive Power 20,900,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,039,785
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.1%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]	The percentage is based upon 90,901,446 shares of the Company’s Class A Ordinary shares outstanding as of December 31, 2016, as reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Commission on May 1, 2017.

CUSIP No. 48138L107	SCHEDULE 13D	Page 9 of 11

PREAMBLE

Except as set forth in this Amendment No.1 (this “Amendment”), the initial Schedule 13D that was filed on February 26, 2016 remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in such previous Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the initial Schedule 13D filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended by striking the second paragraph of Paragraph (a) in its entirety.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by striking the first sentence of the third paragraph in its entirety.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety as follows:

On February 17, 2016, Leo Ou Chen, Yusen Dai, SCC II, SCC PTRS II and SCC PRIN II (collectively, the “Buyer Group”) jointly submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of all of the Ordinary Shares not beneficially owned by the Buyer Group for cash consideration equal to US$7.00 per ADS, or US$7.00 per Class A Ordinary Share (the “Proposed Transaction”).

On November 27, 2017, the Buyer Group informed the special committee of the Company’s board evaluating the Proposal (the “Special Committee”) that it no longer intends to participate in the Proposal, the Proposed Transaction or the transactions contemplated thereby.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 99.2, and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Paragraph (a) of Item 5 is hereby amended and restated in its entirety as follows:

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares are based upon 90,901,446 Ordinary Shares outstanding as of December 31, 2016, as reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Commission on May 1, 2017. Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 21,039,785 Ordinary Shares of the Company, representing approximately 23.1% of the outstanding Ordinary Shares of the Company. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SCC II beneficially owns 17,516,290 Ordinary Shares, which represents approximately 19.3% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PTRS II beneficially owns 440,990 Ordinary Shares, which represents approximately 0.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PRIN II beneficially owns an aggregate of 2,942,720 Ordinary Shares, which represents approximately 3.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

CUSIP No. 48138L107	SCHEDULE 13D	Page 10 of 11

SCC MGMT II, as general partner of SCC II, SCC PTRS II and SCC PRIN II, may be deemed to beneficially own an aggregate of 20,900,000 Ordinary Shares, which represents approximately 23.0% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as general partner of SCC MGMT II, may be deemed to beneficially own an aggregate of 20,900,000 Ordinary Shares, which represents approximately 23.0% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, as general partner of SCC HOLD, may be deemed to beneficially own an aggregate of 20,900,000 Ordinary Shares, which represents approximately 23.0% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

NS, who wholly owns and is the sole director of SNP, may be deemed to beneficially own an aggregate of 21,039,785 Ordinary Shares, which represents approximately 23.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 27, 2017

Sequoia Capital China II, L.P. Sequoia Capital China Partners Fund II, L.P. Sequoia Capital China Principals Fund II, L.P.

By:	Sequoia Capital China Management II, L.P.
General Partner of each

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Management II, L.P.

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Holding Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Owner and Director

/s/ Nan Peng Shen
Nan Peng Shen